GLOBAL corporate compliance

04045012

September 14, 2004

SEC MAIL PROCESSING
RECEIVED
SEP 20 2004
WASH, D.C. 202 SECTION

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements and Management's Discussion and Analysis for the six months ended June 30, 2004.
2. Insider Trading reports for David Aftergood .

Yours truly,

Global Corporate Compliance Inc.

PROCESSED
SEP 23 2004
THOMSON FINANCIAL

BDavis

Brenda Davis
Associate

dw 9/23

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4832

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Six Months Ended June 30, 2004 and 2003

(Unaudited as prepared by Management)

PACIFIC LOTTERY CORPORATION
(A Development Stage Enterprise)
Consolidated Balance Sheets

	June 30, 2004 (unaudited)	December 31, 2003 (audited)
Assets		
Current assets:		
Cash	$ 1,894,288	$ 2,248,994
Accounts receivable	12,521	101,698
	1,906,809	2,350,692
Capital assets	506,369	615,631
	$ 2,413,178	$ 2,966,323
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 25,764	$ 63,334
Shareholders' equity (deficiency)		
Share capital	25,733,513	25,733,513
Contributed surplus	2,267,777	2,267,777
Deficit	(25,613,876)	(25,098,301)
	2,387,414	2,902,989
Commitments and contingencies (note 2)		
	$ 2,413,178	$ 2,966,323

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) David Aftergood ,Director

(Signed) Peter Wallis ,Director

PACIFIC LOTTERY CORPORATION

(A Development Stage Enterprise)

Consolidated statement of Operations and deficit

(Unaudited)

	For the six months ended June 30		For the three months ended June 30	
	2004	**2003**	**2004**	**2003**
		(restated)		(restated)
Expenses:				
General and administrative	432,030	625,462	221,239	326,540
Interest on short-term debt and contracts payable	1,714	818	931	(438,351)
Interest on long-term debt	-	-	-	(48,768)
Depreciation and amortization	125,326	94,189	62,011	55,419
Interest income	(13,049)	(2,764)	(3,648)	(2,764)
Lottery	(30,446)	(29,451)	(15,570)	(13,183)
Net income (loss)	(515,575)	(688,254)	(264,963)	121,107
Deficit, beginning of period	(25,098,301)	(21,269,329)	(25,348,913)	(22,078,690)
Deficit, end of period	$ (25,613,876)	$ (21,957,583)	$ (25,613,876)	$ (21,957,583)
Weighted average shares outstanding	58,704,016	31,588,362	58,704,016	40,370,683
Net income (loss) per share:				
Basic	$ (0.01)	$ (0.02)	$ -	$ -
Diluted	$ (0.01)	$ (0.02)	$ -	$ -

See accompanying notes to consolidated financial statements

PACIFIC LOTTERY CORPORATION
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Unaudited)

	For the six months ended June30		For the three months ended June 30	
	2004	**2003**	**2004**	**2003**
Cash provided by (used in):				
Operations:				
Net income (loss)	$ (515,575)	$ (688,254)	$ (264,963)	$ 121,107
Items not involving cash:				
Gain on debt settlement	-	-	-	-
Short-term debt	-	-	-	(438,910)
Long-term debt	-	-	-	(48,768)
Foreign exchange adjustment	-	(263,749)	-	(263,749)
Amortization	125,326	94,189	62,011	55,419
Cash flow (outflow) from operations	(390,249)	(857,814)	(202,952)	(574,901)
Change in non-cash working capital balances	51,606	(195,574)	36,308	(227,277)
	(338,643)	(1,053,388)	(166,644)	(802,178)
Financing:				
Issue of common shares, net of issue costs	-	9,488,297	-	9,488,297
Issue costs	-	(95,917)	-	(95,917)
Proeeds on loan from related party	-	(1,169,412)	-	(1,331,520)
Contributed Surplus	-	(3,842,456)	-	(3,842,456)
	-	4,380,512	-	4,218,404
Investing:				
Acquisiton of capital assets, net	(16,063)	(50,020)	(10,596)	(50,020)
	(16,063)	(50,020)	(10,596)	(50,020)
Increase (decrease) in cash	(354,706)	3,277,104	(177,240)	3,366,206
Cash position, beginning of year	2,248,994	89,102	2,071,528	-
Cash position, end of year	$ 1,894,288	$ 3,366,206	$ 1,894,288	$ 3,366,206

See accompanying notes to consolidated financial statements

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, manufacture, operate and manage lottery gaming central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts on the development and implementation of a online lottery system in South Vietnam.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $515,575 for the six months ended June 30, 2004 and has a deficit of $25,613,876 as at June 30, 2004. The losses have been funded primarily by cash reserves remaining from the issuance of equity in the prior year. The Company's ability to continue as a going concern is uncertain and dependent on its ability to obtain additional capital and on the continued support of its shareholders. The outcome of these matters cannot be predicted at this time. The continuation of the Company's research and development activities and the commercialization of its online lottery systems is dependent upon the Company's ability to successfully complete its research and development programs, obtain government approvals for its products, and finance its cash requirements through equity financings.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

1. Significant accounting policies:

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjuction with the most recent annual financial statements.

2. Commitments and contingencies:

Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government department of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

<table>
<tr><td colspan="2">ISSUER DETAILS
NAME OF ISSUER
Pacific Lottery Corporation</td><td colspan="2">FOR QUARTER ENDED
June 30, 2004</td><td colspan="2">DATE OF REPORT yy/ mm/dd
04/08/30</td></tr>
<tr><td colspan="6">ISSUER'S ADDRESS
2937 - 19th Street N.E.</td></tr>
<tr><td>CITY
PROVINCE
Calgary
Alberta</td><td colspan="2">POSTAL CODE
T2E 7A2</td><td colspan="2">ISSUER FAX NO.
403-266-8909</td><td>ISSUER TELEPHONE NO.
403-266-8900</td></tr>
<tr><td>CONTACT NAME
David Aftergood</td><td colspan="3">CONTACT'S POSITION
President and Chief Executive Officer</td><td colspan="2">CONTACT TELEPHONE NO.
403-266-8900</td></tr>
<tr><td colspan="2">CONTACT EMAIL ADDRESS
davidaftergood@ags.ca</td><td colspan="4">WEBSITE ADDRESS
www.pacificlottery.ca</td></tr>
</table>

Date and Subject of this Report

This Report, made as of August 30, 2004, is integral to and should be read in conjunction with the Company's unaudited financial statements for the six month period ended June 30, 2004 and the Company's audited financial statements for the year ended December 31, 2003. The foregoing documents and additional information relating to the Company are available for viewing at www.sedar.com.

Description of Business

Pacific Lottery Corporation *(A Development Stage Enterprise)* (the "Company") is incorporated under the laws of the Province of Alberta. The Company is a development stage enterprise as its principal business activities include research, development, manufacture, operate and manage online lottery central systems. To date the Company has received incidental revenues from its business activities and is currently focusing its efforts primarily on the development and implementation of an online lottery system in Southern Vietnam.

Overall Performance

The Company continues development of 'in-house' lottery software and systems for its online operations, slated to begin later this year in Southern Vietnam, in satisfaction of its agreements with government representative agencies. The current position of the company is within target ranges for overhead and development costs inline to meet the system implementation goals for lottery operations. Following the prior years restructuring and infusion of new capital the company was able to extinguish all prior outstanding debts and reflect the singular focus of the company's efforts to launch a

Overall Performance (Continued)

lottery system this year. Current performance to date, including in the current quarter, show the company to be on par with its objectives.

Selected Annual Information

Period Ended	2003 Dec. 31 (audited)	2002 Dec. 31 (audited)	2001 Dec. 31 (audited)
Total Revenue	$ -	$ -	$ -
Income (loss) before before extraordinary items	$ (1,561,195)	$ (4,659,665)	$ (4,805,795)
Basic per share	$ (0.04)	$ (1.32)	$ (1.47)
Diluted per share	$ (0.04)	$ (1.32)	$ (1.47)
Net Income (loss)	$ (1,561,195)	$ 4,971,401	$ (4,805,795)
Basic per share	$ (0.04)	$ 1.41	$ (1.47)
Diluted per share	$ (0.04)	$ 1.25	$ (1.47)
Total Assets	$ 2,966,323	$ 531,787	$ 1,847,681
Total Long-term Financial Liabilities	$ -	$ 500,000	$ 500,000
Cash Dividends	$ -	$ -	$ -
Weighted Average Shares Outstanding	38,464,533	3,525,086	3,270,983

As further discussed in this report, the company went through a period primarily aimed at acquiring financing and negotiating extensions from its existing creditors. The costs of which were substantial accrued interest charges. As a negligible amount was paid in settlement of the largest balance, a sizeable recovery was booked in the 2002 fiscal year. Only in 2003 were sufficient funds raised to return to the company's focus of lottery system development and steps to satisfy plans for online lottery operations implementation target for 2004. However, for most of 2003, additional settlement costs and restructuring activity were incurred. These final cleanup steps helped lead the company's financial activity to focus solely on its development and normal operating objectives.

Results of Operations

The current net loss of $515,575 ($264,963 loss for the quarter) is consistent with expectations for the development stage of the company's current cycle to full profitable operations. The company is in the last stages of development and preparation for the lottery implementation in Southern Vietnam and following the last major acquisition stage, involving the terminals purchase*, the marketing roll out and revenue generation period is expected to commence around the 4th quarter of 2004. Prior periods to the April

Results of Operations (Continued)

7, 2003 financings and debt settlement closings, including in smaller part the two following quarters, reflected accrued activity and stayed operations while the company sought a project compatible restructured financing. Direct comparisons do not reflect appropriate insights into the companies current performance. The company's current efforts reflect development of the online systems for delivery later this year without significant past clean up issues reflecting in the current quarters performance.

* (The terminals purchase involves the company purchasing the retail ticket sales terminals for the online system. With current cash reserves the company could proceed with a minimal purchase and marketing introduction. However, it is the desire of the company, in light of the potential yield, to proceed with a larger terminal and marketing launch. Therefore, the company is considering additional financing options to capitalize on this opportunity.)

Summary of Quarterly Results

Period Ended	2004 June 30 Qtr 2	2004 Mar. 31 Qtr 1	2003 Dec. 31 Qtr 4	2003 Sep. 30 Qtr 3	2003 June 30 Qtr 2	2003 Mar. 31 Qtr 1	2002 Dec. 31 Qtr 4	2002 Sept. 30 Qtr 3
Total Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) before extraordinary items	$(264,963)	$(250,612)	$(560,981)	$(340,293)	$(105,160)	$(809,361)	$(711,247)	$(1,556,501)
Basic per share	$ -	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)	$ (0.20)	$ (0.05)
Diluted per share	$ -	-	-	-	-	-	-	-
Net Income (loss)	$(264,963)	$(250,612)	$(560,981)	$(340,293)	$(105,160)	$(809,361)	$(711,247)	$(1,556,501)
Basic per share	$ -	$ -	$ (0.01)	$ (0.01)	$ -	$ (0.23)	$ (0.20)	$ (0.05)
Diluted per share	-	-	-	-	-	-	-	-

Prior quarter review of the company is a difficult problem for determining trends in behaviour given that the company transitioned through three phases; search for financing, restructuring, and now development of internal systems. Throughout 2002, for instance, substantial amounts were accrued for interest on debts. These were retired by the beginning of the 2nd quarter of 2003. The quarters following the restructuring in April of 2003 continue to contend with settlements and final repositioning of the company, but became more representative of the costing behaviour in the development stage. The current quarter is indicative of the company's current activity as it moves to introduce the online lottery system in Southern Vietnam later this year.

Liquidity

There was a slight decline in working capital for the six months ended June 30, 2004, from $2,287,358 to 1,881,045, a difference of $406,313 from the prior year end (or a

Liquidity (Continued)

difference of $213,549 from the prior quarter). As with the prior quarter, this change is entirely due to continued overhead and direct development costs being incurred per company objectives relating to the lottery system completion and introduction later this year.

The company requires the revenue contemplated following the implementation stage of the lottery system to continue with its liquidity in the long term. A significant portion is anticipated to be expended during this implementation process. The company is confident that revenues immediately following the onset of operations in Southern Vietnam will be sufficient to buoy the company through its long term growth and achievement of profitability targets.

A chosen measure by the company is to maximize on its current opportunity in Southern Vietnam by seeking further financing to enhance the magnitude of its launch into the region with a substantial marketing effort, as well as an increase in the number of retail terminals being purchased and distributed within the market. The anticipated enhancement to the company's liquidity and profitability, in the short and long term, fully warrant this effort.

The company is well positioned for these efforts as no debt currently exists and the small amount of trade payables are current and can be readily satisfied.

The current warrants and options outstanding, if exercised/converted, would further support the company's liquidity as it moves forward.

Forward Looking Statements

The information herein may contain forward-looking statements including expectations of future operations, cash flow or earnings. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Additional information on these and other factors that could affect the Corporation's operations or financial results are included in the Corporation's reports on file with Canadian securities regulatory authorities.

Summary of securities as at the end of the reporting period:

a) Description of authorized share capital
Unlimited number of common shares
Unlimited number of preferred shares, issuable in series

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
58,704,016 common shares with a recorded value of $25,733,513

c) Description of options and warrants outstanding

Number of options	Exercise Price	Expiry Date
37,250	$5.30	November 14, 2004
47,500	$4.60	January 25, 2005
5,653	$4.60	April 18, 2005
65,333	$3.00	May 23, 2005
18,500	$2.00	February 21, 2006
1,450,000	$0.32	November 10, 2008
1,624,236		

Number of warrants	Exercise Price	Expiry Date
18,000,000	$0.25	April 7, 2005
1,500,000	$0.30	April 7, 2005
19,500,000		

d) Number of shares subject to escrow or pooling agreements: Nil

Additional Information

Additional information about the company, including prior period reporting is available on SEDAR at www.sedar.com.

82-4832

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I David Aftergood, Chief Financial Officer of Pacific Lottery Corporation,
certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Pacific Lottery Corporation**, (the issuer) for the six month period ended **June 30, 2004** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: **August 25, 2004**

(signed) David Aftergood

David Aftergood
President, CEO, and CFO

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I David Aftergood, President and Chief Executive Officer of Pacific Lottery Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Pacific Lottery Corporation**, (the issuer) for the six month period ended **June 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: **August 25, 2004**

(signed) David Aftergood

David Aftergood
President, CEO, and CFO

82-4832

Insider transaction detail - View details for issuer

2004-09-14 16:17 ET

Transactions sorted by : **Insider**
Issuer name : **pacific lottery (Starts with)**
Transaction date range : **March 1, 2004 - September 2, 2004**

Issuer name: Pacific Lottery Corporation

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Aftergood, David

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

239396	2004-04-14	2004-04-15	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.4500	10,448						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
292214	2004-07-15	2004-07-20	Indirect Ownership : Aftergood Trust	10 - Acquisition or disposition in the public market	-10,000	0.4000	884,000						
293096	2004-07-21	2004-07-21	Indirect Ownership : Aftergood Trust	10 - Acquisition or disposition in the public market	-5,000	0.4000	879,000						
293097	2004-07-21	2004-07-21	Indirect Ownership : Aftergood Trust	10 - Acquisition or disposition in the public market	-224	0.3800	878,776						